SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended Dec. 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  1-3034

New Century Energies, Inc.

Employees’ Savings and Stock Ownership Plan for

Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.

Employee Investment Plan for Bargaining Unit Employees and

Former Non-Bargaining Unit Employees

XCEL ENERGY INC.

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401

TABLE OF CONTENTS

Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
– Report of Independent Registered Public Accounting Firm
– Statements of Net Assets Available for Benefits as of Dec. 31, 2006 and 2005
– Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2006 and 2005

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
– Report of Independent Registered Public Accounting Firm
– Statements of Net Assets Available for Benefits as of Dec. 31, 2006 and 2005
– Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2006 and 2005

Notes to Financial Statements for the BU Savings Plan and EIP Savings Plan

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
–BU Savings Plan (Schedules 1-2)
–EIP Savings Plan (Schedules 3-4)

Signature

Exhibits

Exhibit 23.01: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the ”Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) held as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2007

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2006	2005
ASSETS:
Receivables:
Xcel Energy contributions (notes 1 and 3)	$6,551,818	$5,110,759
Dividend receivable	665,353	680,492
Other	33,934	—
Total receivables	7,251,105	5,791,251

Xcel Energy Common Stock fund (notes 1, 5 and 9):
Participant directed	7,136,626	6,835,991
Non-participant directed	61,820,814	51,591,333
Total Xcel Energy Common Stock fund	68,957,440	58,427,324

General investments, at fair value:
Value of interest in registered investment companies	252,826,923	229,013,010
Loans to participants (note 6)	5,073,250	5,118,710
Vanguard brokerage option	1,451,324	884,847
Total general investments	259,351,497	235,016,567

Net assets available for benefits	$335,560,042	$299,235,142

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.

EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DEC. 31,

	2006	2005
Contributions:
Xcel Energy	$6,553,766	$5,110,759
Participant	11,957,921	11,496,645
Total contributions	18,511,687	16,607,404

Net investment income:
Dividend income	16,128,702	11,534,074
Interest income on participant loans	337,566	294,456
Net appreciation in fair value of:
Xcel Energy Common Stock fund (notes 5 and 9)	14,225,450	1,003,216
Registered investment companies	13,418,850	5,080,118
Total net investment income	44,110,568	17,911,864

Other additions (note 10)	1,139,933	—

Withdrawals, distributions and expenses:
Distributions to participants – cash and common stock	(24,968,831)	(22,160,595)
Dividends paid to participants	(2,468,457)	(2,453,991)
Total withdrawals, distributions and expenses	(27,437,288)	(24,614,586)

Net increase in net assets available for benefits	36,324,900	9,904,682

Net assets available for benefits at beginning of year	299,235,142	289,330,460
Net assets available for benefits at end of year	$335,560,042	$299,235,142

See Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) held as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2007

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DEC. 31,

	2006	2005
ASSETS:
Receivables:
Xcel Energy contributions (notes 1 and 3)	$836,753	$134,781
Dividend receivable	349,857	377,970
Total receivables	1,186,610	512,751

Xcel Energy Common Stock fund (notes 1, 5 and 9):
Participant directed	23,642,879	20,974,756
Non-participant directed	12,616,412	11,477,946
Total Xcel Energy Common Stock fund	36,259,291	32,452,702

General investments, at fair value:
Value of interest in registered investment companies	12,276,610	7,684,645
Loans to participants (note 6)	1,051,566	—
Vanguard brokerage option	25,844	10,528
Total general investments	13,354,020	7,695,173

Net assets available for benefits	$50,799,921	$40,660,626

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DEC. 31,

	2006	2005
Contributions:
Xcel Energy	$836,753	$573,209
Participant	2,456,052	2,307,379
Total contributions	3,292,805	2,880,588

Net investment income:
Dividend income	2,029,732	1,776,504
Interest income on participant loans	47,146	—
Net appreciation in fair value of:
Xcel Energy Common Stock fund (notes 5 and 9)	7,375,821	404,514
Registered investment companies	840,429	168,894
Total net investment income	10,293,128	2,349,912

Other additions (note 10)	79,019	—

Withdrawals, distributions and expenses:
Distributions to participants – cash and common stock	(2,391,243)	(2,607,763)
Dividends paid to participants	(1,134,414)	(1,484,990)
Total withdrawals, distributions and expenses	(3,525,657)	(4,092,753)

Net increase in net assets available for benefits	10,139,295	1,137,747

Net assets available for benefits at beginning of year	40,660,626	39,522,879
Net assets available for benefits at end of year	$50,799,921	$40,660,626

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC., EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

and

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF PLANS

The following includes plan descriptions of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan). The BU Savings Plan and EIP Savings Plan are collectively known as the “Plans”. Participants should refer to each Plan’s agreement and to the “Prospectus and Supplemental Summary Plan Description Report” for a more complete description of each Plan’s provisions. The Notes to Financial Statements generally apply to both plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy) the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions. The Plans are defined contribution plans and include an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management – The Plan Administrator of each plan is appointed by Xcel Energy’s Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants’ accounts daily based on the current market value of each type of asset. The Vanguard Group is the recordkeeper and Vanguard Fiduciary Trust Co. is the trustee for the Plans.

Participation -

BU Savings Plan

The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan

Effective April 1, 2006, the EIP Savings Plan was amended and certain full-time employees covered by a collective bargaining agreement are eligible to enroll in the Plan as soon as administratively feasible following their date of hire. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Xcel Energy Contributions - Each plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary Xcel Energy matching contribution (see Note 3). The BU Savings Plan also allows after-tax contributions.

Vesting – Employee contributions in each plan are immediately vested, as are their matching contributions made by

Xcel Energy.

Distributions - Distributions of participant’s accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disability, 3) at death of a plan participant (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

Participants eligible for distributions will receive their account balance as soon as is practical following the date their final request is received (in good order) by the recordkeeeper via the telephone or online for registered users. Any amount not invested in Xcel Energy common stock will be paid in cash. For the BU Savings Plan, and effective April 1, 2006 for the EIP Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash) at the discretion of the employee.

For each plan, if the total amount of the participant’s vested account balance exceeds $1,000, he/she may defer distribution until age 65 or 60 days after the the Plan year in which their employment ends, if later (under the BU Savings Plan), or age 70½ (effective April 1, 2006 under the EIP Savings Plan ), unless the participant consents in writing to an earlier date. If the total amount is less than $1,000, the Plan Administrator will schedule a payment date and the amount will be distributed as soon as administratively possible.

All vested account balances remaining in these plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except that Xcel Energy contributions will continue to be held in the Xcel Energy Common Stock fund, with the ability to diversify at the discretion of the participant). For the BU Savings Plan,  the participant may continue making monthly loan payments upon separation of service. The outstanding loan balance must be repaid within 90 days from date of termination under the EIP Savings Plan which added a loan provision effective April 1, 2006 (see Note 6). If the participant has an outstanding loan when they or their beneficiary are to receive a distribution, the loan balance will be deducted from their distribution. The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Termination of the Plans – While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans. Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company. The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.

Dividends -

BU Savings Plan

For the BU Savings Plan, dividends earned on the common stock purchased with Xcel Energy contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

EIP Savings Plan

For the EIP Savings Plan, dividends earned on the common stock purchased with Xcel Energy and employee contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income.

Beginning with the first dividend payment after July 1, 2006, participants may receive their stock fund dividends in cash or have them reinvested in the Plan.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of each plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Registered Investment Companies - The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy’s common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

3.              PLAN FUNDING

Employee and Xcel Energy Contributions (EIP Savings Plan) - Participants may elect to contribute (in multiples of 1 percent) up to 15 percent of their base pay on a pre-tax basis. Effective April 1, 2006, the maximum pre-tax deferral rate was increased to 20 percent of base pay . Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual IRS dollar limit) in excess of the plan limit or statutory limit (catch-up contributions).

Beginning with the 2006 Plan year, the Xcel Energy matching contribution formula was changed to 50 percent of the first 6 percent of base pay. The timing of allocation was also changed from quarterly to annually (as defined in the Plan Document). To be eligible for a matching contribution, the participant must contribute to the Plan and be employed on the last day of the Plan year (or terminate service by reason of retirement, disability or death).

Participants may invest their contributions among the various investment funds offered by the EIP Savings Plan. Any dividends and interest earned on their investments  will be reinvested in each of those same investments automatically. Xcel Energy contributions are initially invested in company stock. Effective April 1, 2006, a participant may elect at any time (in accordance with Xcel Energy's normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Stock fund account by transferring the applicable amount to one or more of the other investment funds within the Plan not consisting of company stock. The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

Employee Contributions (BU Savings Plan) – The BU Savings Plan allows employees to contribute (in multiples of 1 percent) between 1 percent and 20 percent of their annual compensation in pre-tax contributions and between 1 percent and 8 percent in after-tax contributions. The combination of pre-tax and after-tax contributions cannot exceed 20 percent. Contributions may be deferred for income tax purposes, up to the Internal Revenue Code (IRC) Section 402(g) limit. Employees age 50 or older, or turning 50 during the plan year, may make additional pre-tax contributions (subject to an annual dollar limit) in excess of the plan limit or statutory limit (catch-up contributions). A participant can change their percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group.

Xcel Energy Contributions (BU Savings Plan) - Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy’s contributions for a plan year may be made at any time during the plan year or after its close, but not later than 60 days after the close of the plan year. The number of shares of common stock contributed is determined using Xcel Energy’s average common stock price for the plan year, and each participant’s annual contribution eligible for a match under the terms of the Plan (100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s contribution).

Participants may invest their contributions among the various investment funds offered by the BU Savings Plan. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically. Xcel Energy contributions are initially invested in company stock. A participant may elect at any time (in accordance with Xcel Energy's normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Stock fund account by transferring the applicable amount to one or more of the other investment funds within the Plan not consisting of company stock. The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the IRC of 1986, as amended. The EIP Savings Plan and the BU Savings Plan have been amended since receiving the determination letter; however, the Plans sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

5.              NONPARTICIPANT – DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to each Plan’s nonparticipant-directed investments as of Dec. 31, 2006 and 2005, and for the year ended Dec. 31, 2006, is as follows:

	BU Savings Plan	EIP Savings Plan
Net Assets as of Dec. 31, 2005:
Xcel Energy Common Stock fund	$51,591,333	$11,477,946
Xcel Energy contribution receivable	5,110,759	134,781
Total Net Assets as of Dec. 31, 2005	56,702,092	11,612,727

Changes in Net Assets:
Net appreciation in fair value of investments	12,852,753	2,592,723
Contributions	6,553,766	836,753
Withdrawals, distributions and expenses	(4,100,342)	(715,206)
Transfers to participant-directed investments, net	(3,635,637)	(873,832)
Net increase	11,670,540	1,840,438

Net Assets as of Dec. 31, 2006:
Xcel Energy Common Stock fund	61,820,814	12,616,412
Xcel Energy contribution receivable	6,551,818	836,753
Total Net Assets as of Dec. 31, 2006	$68,372,632	$13,453,165

6.              LOANS TO PARTICIPANTS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of the participant’s pre-tax account balance. In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for general-purpose loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant’s account, as paid.

EIP Savings Plan

Effective April 1, 2006, a loan provision was added to the EIP Savings Plan which allows eligible employees who participate in the Plan to borrow from their account balance in any amount greater than $1,000 but less than 50 percent of their vested account balance up to $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months. Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved (at a rate from a major business news reporting service) plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.

7.              RELATED PARTY TRANSACTIONS

Certain investments of the Plans are in shares of Xcel Energy Common Stock. Also, certain investments of the Plans are in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments are considered exempt party-in-interest transactions.

8.              SIGNIFICANT PLAN ASSETS

At Dec. 31 the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2006	2005
BU Savings Plan:
Xcel Energy Common Stock (note 10)	$68,609,867	$58,238,944
Vanguard PRIMECAP fund	96,018,607	92,326,737
Vanguard Wellington fund	51,071,486	46,818,660
Vanguard Prime Money Market fund	36,597,199	33,555,294
Vanguard 500 Index fund	18,945,959	16,816,656

EIP Savings Plan:
Xcel Energy Common Stock (note 10)	$36,076,530	$32,348,069
Longleaf Partners fund	2,912,694	2,188,144

9. XCEL ENERGY STOCK FUND

BU Savings Plan:

	2006		2005
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	307,921	2,667,355	369,120	2,785,753

Xcel Energy common stock	$7,100,654	$61,509,213	$6,813,950	$51,424,994
VGI prime money market	35,796	310,084	23,920	180,523
Receivables, payables and other	176	1,517	(1,879)	(14,184)
Total	$7,136,626	$61,820,814	$6,835,991	$51,591,333

EIP Savings Plan

	2006		2005
	Employee directed	Employer directed	Employee directed	Employer directed
Shares of Xcel Energy common stock	1,020,109	544,355	1,132,564	619,769

Xcel Energy common stock	$23,523,710	$12,552,820	$20,907,130	$11,440,939
VGI prime money market	118,589	63,282	73,393	40,163
Receivables, payables and other	580	310	(5,767)	(3,156)
Total	$23,642,879	$12,616,412	$20,974,756	$11,477,946

10. LEGAL PROCEEDINGS

ERISA Settlement

On Sept. 23, 2002, and Oct. 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”). The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan. The Complaint names as defendants Xcel Energy as well as the board of directors and certain Company officers. The Complaint also asserts that the defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in Xcel Energy stock, (c) failing to take steps to eliminate or reduce the amount of Xcel Energy stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information and (e) maintaining restrictions on the Xcel Energy stock held in the plans.

On April 1, 2005, the District Court issued a final order approving the settlement and dismissing the lawsuit with prejudice. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator was selected to extract participant data from the plan and to allocate the settlement proceeds. An allocation of approximately $0.9 million was made to eligible participants’ accounts of the BU Savings Plan on Sept. 26, 2006.

Securities Settlement

On July 31, 2002, a class action lawsuit was filed on behalf of purchasers of Xcel Energy’s common stock between Jan. 31, 2001, and July 26, 2002, in the U.S. District Court for the District of Minnesota. The complaint named Xcel Energy and current and former Xcel Energy and NRG executives as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10(b-5) related to allegedly false and misleading disclosures concerning various issues including but not limited to “round trip” energy trades, the nature, extent and seriousness of liquidity and credit difficulties at NRG and the existence of cross-default provisions (with NRG credit agreements) in certain of Xcel Energy’s credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations and all have been consolidated.  On Jan. 14, 2005, the District Court issued an order of preliminary approval for a settlement reached by the parties.  Under the terms of the settlement, the plaintiffs are to receive $80 million, with Xcel Energy’s insurance carriers paying $62.5 million, and Xcel Energy paying $17.5 million.  Xcel Energy’s portion of the settlement payment was accrued at Dec. 31, 2004.  On April 1, 2005, the District Court entered a final order approving the settlement and dismissing the lawsuit with prejudice.

The Vanguard Fiduciary Trust Company, as trustee for the BU Savings Plan and the EIP Savings Plan, as a holder of Xcel Energy stock, submitted a claim on behalf of the Plan. On May 22, 2006, settlement amounts of approximately $0.2 million and $0.1 million were contributed and allocated to eligible participant’s accounts of the BU Savings Plan and the EIP Savings Plan, respectively.

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End)

As of Dec. 31, 2006

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Plan 005

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value

* Longleaf Partners fund	Registered Investment Co.	$5,840,444	$6,351,132
* PIMCO Total Return fund	Registered Investment Co.	1,504,809	1,484,128
* Vanguard 500 Index fund	Registered Investment Co.	14,139,208	18,945,959
* Vanguard Developed Markets Index fund	Registered Investment Co.	9,297,539	12,240,078
* Vanguard Inflation-Protected Securities fund	Registered Investment Co.	3,269,961	3,132,816
* Vanguard Mid-Cap Index fund	Registered Investment Co.	4,632,744	5,291,791
* Vanguard PRIMECAP fund	Registered Investment Co.	66,185,022	96,018,607
* Vanguard Prime Money Market fund	Interest-bearing cash	36,597,199	36,597,199
* Vanguard Small-Cap Index fund	Registered Investment Co.	3,377,943	3,741,936
* Vanguard Total Bond Market Index fund	Registered Investment Co.	14,953,155	14,873,963
* Vanguard Wellington fund	Registered Investment Co.	44,503,551	51,071,486
* Wasatch Core Growth fund	Registered Investment Co.	3,197,302	3,077,828
* VGI Brokerage Option	Registered Investment Co.	1,453,979	1,451,324
* Xcel Energy Stock fund	Company Stock Fund	54,884,902	68,957,440
* Loan fund	5.00% - 9.25%, with maturities ranging from 2007 thru 2021	—	5,073,250
		$263,837,758	$328,308,937

*   Party in Interest

NEW CENTURY ENERGIES, INC. ESSOP FOR BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2006

New Century Energies, Inc. ESSOP for Bargaining Unit Employees, EIN 41-0448030

Plan 005

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Inc. common stock	$6,782,208			$6,782,208
The Vanguard Group	Xcel Energy Inc. common stock		$10,477,417	$9,192,276	10,477,417	$1,285,141

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End)

As of Dec. 31, 2006

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(i):

Identity of Issue	Investment Type	Cost	Current Value

* Longleaf Partners fund Registered Investment Co.		$2,645,705	$2,912,694
* PIMCO Total Return fund Registered Investment Co.		249,792	247,891
* Vanguard 500 Index fund	Registered Investment Co.	868,488	1,005,663
* Vanguard Developed Markets Index fund	Registered Investment Co.	1,215,899	1,638,395
* Vanguard Inflation-Protected Securities fund	Registered Investment Co.	147,070	142,063
* Vanguard Mid-Cap Index fund	Registered Investment Co.	643,189	704,075
* Vanguard PRIMECAP fund	Registered Investment Co.	1,577,235	1,785,794
* Vanguard Prime Money Market fund	Interest-bearing cash	690,515	690,515
* Vanguard Small-Cap Index fund	Registered Investment Co.	409,980	447,958
* Vanguard Total Bond Mkt Index	Registered Investment Co.	837,694	834,508
* Vanguard Wellington fund	Registered Investment Co.	1,324,536	1,391,401
* Wasatch Core Growth fund	Registered Investment Co.	498,343	475,653
* VGI Brokerage Option	Registered Investment Co.	25,202	25,844
* Xcel Energy Stock fund	Company Stock Fund	29,768,182	36,259,291
* Loan fund	8.50% - 9.25%, with maturities ranging from 2011 thru 2021	—	1,051,566
		$40,901,830	$49,613,311

* Party in Interest

NEW CENTURY ENERGIES, INC. EIP FOR BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions *

Year Ended Dec. 31, 2006

New Century Energies, Inc. EIP for Bargaining Unit Employees, EIN 41-0448030

Plan 006

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Inc. common stock	$1,931,001			$1,931,001
The Vanguard Group	Xcel Energy Inc. common stock		$5,500,233	$5,321,031	5,500,233	$179,202

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on

Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2007.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND

STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES

AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT

PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

By	/s/ Teresa S. Madden
Vice President and Controller
Member, Pension Trust Administration Committee